ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

August 15, 2018	Robert M. Schmidt T: 617-951-7831 F: 617-235-9425 Robert.Schmidt@ropesgray.com

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Ms. Sally Samuel, Esq.

Re:	AllianzGI Convertible & Income Fund (File Nos. 333-225293 and 811-21284)

and

AllianzGI Convertible & Income Fund II (File Nos. 333-225290 and 811-21338)

Dear Ms. Samuel:

This letter is in response to a comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission” or the “SEC”) received from your colleague, David Orlic, via telephone on August 8, 2018 regarding (i) Pre-Effective Amendment No. 1 (the “NCV Pre-Effective Amendment”) to the Registration Statement on Form N-2 (the “NCV Registration Statement”) relating to an offering of preferred shares of beneficial interest by AllianzGI Convertible & Income Fund (“NCV”) and (ii) Pre-Effective Amendment No. 1 (the “NCZ Pre-Effective Amendment” and, together with the NCV Pre-Effective Amendment, the “Pre-Effective Amendments”) to the Registration Statement on Form N-2 (the “NCZ Registration Statement” and, together with the NCV Registration Statement, the “Registration Statements”) relating to an offering of preferred shares of beneficial interest by AllianzGI Convertible & Income Fund II (“NCZ” and, together with NCV, the “Funds”). The Pre-Effective Amendments were filed with the SEC on July 23, 2018. Mr. Orlic provided initial comments regarding the Pre-Effective Amendments on July 30, 2018, and the Funds provided responses to the initial comments in a letter submitted on August 3, 2019.

The following sets forth the Staff’s comment and the Funds’ response thereto. The response will be reflected in a Pre-Effective Amendment No. 2 to the Registration Statements to be filed on or shortly after the date hereof. Capitalized terms not otherwise defined herein have the meanings given in the Pre-Effective Amendments.

1.	Comment: Under “Use of Proceed” in each Fund’s prospectus, please indicate the approximate amount intended to be used for each identified purpose, per Item 7 of Form N-2.

Response: The Funds have added the below sentence under the heading “Use of Proceeds” and elsewhere in each Fund’s respective prospectus where disclosure regarding the Funds’ anticipated use of proceeds appears:

The Fund anticipates using all or substantially all of the proceeds from any offering of Cumulative Preferred Shares to refinance existing leverage, with any balance used to purchase additional portfolio securities.

* * * * *

Please do not hesitate to call me (at 617-951-7831) or David C. Sullivan (at 617-951-7362) if you have any questions or require additional information.

Very truly yours,

/s/ Robert M. Schmidt
Robert M. Schmidt

cc:	Thomas J. Fuccillo, Esq.
Craig Ruckman, Esq.
David C. Sullivan, Esq.